SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
InflaRX N.V.
(Name of Issuer)
Common Shares, nominal value €0.12 per share
(Title of Class of Securities)
N44821101
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Private Equity Thüringen GmbH & Co.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

592,296

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

592,296

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,296

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON

FI

1.	NAMES OF REPORTING PERSONS

Private Equity Thüringen Zweite Beteiligungen GmbH

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

748,440

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

748,440

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

748,440

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%

12.	TYPE OF REPORTING PERSON

FI

1.	NAMES OF REPORTING PERSONS

Kevin Reeder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,340,736

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,340,736

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,736

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the Common Shares (as defined below) of the Issuer (as defined below) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2018.

Item 1(a).              Name of Issuer:
InflaRx N.V. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Winzerlaer Strasse 2, 07745 Jena, Germany

Item 2(a).	Name of Persons Filing:
The names of the persons jointly filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	Private Equity Thüringen GmbH & Co., a German stock corporation (“PET I”).
•	Private Equity Thüringen Zweite Beteiligungen GmbH, a German stock corporation (“PET II”).
•	Kevin Reeder, a United States Citizen (“Mr. Reeder”).
Mr. Reeder is the managing director of PET I and PET II. By virtue of these relationships, Mr. Reeder may be deemed to have voting and dispositive power with respect to the Common Shares (as defined below) owned directly by PET I and PET II.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business office of each of the Reporting Persons is Gorkistr. 9, D-99084 Erfurt, Germany.
Item 2(c).	Citizenship:
Each of PET I and PET II is organized as a stock corporation under the laws of Germany. Mr. Reeder is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Shares, nominal value €0.12 per share (the “Common Shares”)
Item 2(e).	CUSIP Number:
N44821101

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:
(i) PET I beneficially owns 592,296 Common Shares.
(ii) PET II beneficially owns 748,440 Common Shares.
(iii) Mr. Reeder beneficially owns 1,340,736 Common Shares.
(iv) Collectively, the Reporting Persons beneficially own 1,340,736 Common Shares.
(b)	Percent of class:
The aggregate percentage of Common Shares reported owned by each person named herein is based upon 25,936,684 Common Shares outstanding as of September 30, 2018, which is the total number of Common Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 21, 2018.
(i)	PET I’s beneficial ownership of 592,296 Common Shares represents approximately 2.3% of the outstanding Common Shares.
(ii)	PET II’s beneficial ownership of 748,440 Common Shares represents approximately 2.9% of the outstanding Common Shares.
(iii)	Mr. Reeder’s beneficial ownership of 1,340,736 Common Shares represents approximately 5.2% of the outstanding Common Shares.
(iv)	Collectively the Reporting Persons’ beneficial ownership of 1,340,736 Common Shares represents approximately 5.2% of the outstanding Common Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 8, 2019
PRIVATE EQUITY THÜRINGEN GMBH & CO.

By:	/s/ Kevin Reeder
	Name:	Kevin Reeder
	Title:	Managing Director

PRIVATE EQUITY THÜRINGEN ZWEITE BETEILIGUNGEN GMBH

By:	/s/ Kevin Reeder
	Name:	Kevin Reeder
	Title:	Managing Director

/s/ Kevin Reeder
KEVIN REEDER